Enterprise Bancorp, Inc.
222 Merrimack Street
Lowell, Massachusetts 01852

August 25, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:     Tonya K. Aldave

Re:     Enterprise Bancorp, Inc.
Registration Statement on Form S-3/A (File No. 333-245579)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Enterprise Bancorp, Inc., a Massachusetts corporation (the “Registrant”), hereby requests that the effective date for the above-referenced Registration Statement on Form S-3/A (File No. 333-245579) be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Standard Time, on Thursday, August 27, 2020, or as soon thereafter as possible.

Please contact Beth A. Whitaker of Hunton Andrews Kurth LLP, the Registrant’s legal counsel, at (214) 468-3575 with any questions or comments. In addition, please notify Mrs. Whitaker via telephone when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

Enterprise Bancorp, Inc.
By: /s/ Joseph R. Lussier
Joseph R. Lussier
EVP, CFO & Treasurer